TRANSEURO ENERGY

Transeuro Energy Corp.

STATEMENT OF RESERVE DATA AND OTHER OIL AND GAS INFORMATION

EFFECTIVE December 31, 2010

PREPARED: October 5, 2011

Table of Contents

ABBREVIATIONS AND CONVERSION

In this document, the abbreviations set forth below have the following meanings:

bbl	barrel	Mcf	thousand cubic feet
Mbbl	thousand barrels	MMcf	million cubic feet
MMbbl	million barrels	Mcf/d	thousand cubic feet per day
bbl/d	barrels per day	MMBtu	million British Thermal Units
NGLs	natural gas liquids	Bcf	billion cubic feet
boe/d	barrels of oil equivalent per day	GJ	gigajoule

API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
boe	barrel of oil equivalent on the basis of 1 boe to 6 Mcf of natural gas. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
M$	thousands of dollars
MM$	millions of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

NOTES AND DEFINITIONS

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

"Reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be economically recoverable from discovered resources, from a given date forward, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being

reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.

"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned. In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recorded from specific wells, facilities and completion intervals in the pool and their respective development and production status.

"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves. The following terms, used in the preparation of the Evaluator's Report (as defined herein) and this document have the following meanings:

"Associated gas" means the gas cap overlying a crude oil accumulation in a reservoir.

"Corporation" or **"Company"** means Transeuro Energy Corp.

"Crude oil" or **"Oil"** means a mixture that consists mainly of pentanes and heavier hydrocarbons, which may contain sulphur and other non-hydrocarbon compounds, that is recoverable at a well from an underground reservoir and that is liquid at the conditions under which its volume is measured or estimated. It does not include solution gas or natural gas liquids.

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from the reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, to the extent necessary in

developing the reserves;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and the wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"Development well" means a well drilled inside the established limits of an oil or gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as "prospecting costs") and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies (collectively sometimes referred to as "geological and geophysical costs");
(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defense, and the maintenance of land and lease records;
(c) dry hole contributions and bottom hole contributions;
(d) costs of drilling and equipping exploratory wells; and
(e) costs of drilling exploratory type stratigraphic test wells.

"Exploratory well" means a well that is not a development well, a service well or a stratigraphic test well.

"Field" means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious strata or laterally by local geologic barriers, or both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms "structural feature" and "stratigraphic condition" are intended to denote localized geological features, in contrast to broader terms such as "basin", "trend", "province", "play" or "area of interest".

"Future prices and costs" means future prices and costs that are:

(a) generally accepted as being a reasonable outlook of the future;
(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

"Future income tax expenses" means future income tax expenses estimated (generally, year-by-year):

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;

(b) without deducting estimated future costs (for example, Crown royalties) that are not deductible in computing taxable income;

(c) taking into account estimated tax credits and allowances (for example, royalty tax credits); and

(d) applying to the future pre-tax net cash flows relating to the reporting issuer's oil and gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated.

"Future net revenue" means the estimated net amount to be received with respect to the development and production of reserves (including synthetic oil, coal bed methane and other non-conventional reserves) estimated using constant prices and costs or forecast prices and costs.

"Gross" means:

(a) in relation to the Corporation's interest in production or reserves, its "Corporation gross reserves", which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Corporation;
(b) in relation to wells, the total number of wells in which the Corporation has an interest, and
(c) in relation to properties, the total area of properties in which the Corporation has an interest.

"Natural gas" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases but which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous phase (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide and nitrogen.

"Natural gas liquids" means those hydrocarbon components that can be recovered from natural gas as liquids including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

"Net" means:

(a) in relation to the Corporation's interest in production or reserves its working interest (operating or non operating) share after deduction of royalty obligations, plus its royalty interests in production or reserves;
(b) in relation to the Corporation's interest in wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and
(c) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"Non-associated gas" means an accumulation of natural gas in a reservoir where there is no crude oil.

"Operating costs" or "production costs" means costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

"Production" means recovering, gathering, treating, field or plant processing (for example, processing gas to extract natural gas liquids) and field storage of oil and gas.

"Property" includes:

(a) fee ownership or a lease, concession, agreement, permit, licence or other interest representing the right to extract oil or gas subject to such terms as may be imposed by the conveyance of that interest;

(b) royalty interests, production payments payable in oil or gas, and other non-operating interests in properties operated by others; and

(c) an agreement with a foreign government or authority under which a reporting issuer participates in the operation of properties or otherwise serves as "producer" of the underlying reserves (in contrast to being an independent purchaser, broker, dealer or importer).

A property does not include supply agreements, or contracts that represent a right to purchase, rather than extract, oil or gas.

"Property acquisition costs" means costs incurred to acquire a property (directly by purchase or lease or indirectly by acquiring another corporate entity with an interest in the property), including:

(a) costs of lease bonuses and options to purchase or lease a property;
(b) the portion of the costs applicable to hydrocarbons when land including rights to hydrocarbons is purchased in fee;
(c) brokers' fees, recording and registration fees, legal costs and other costs incurred in acquiring properties.

"Proved property" means a property or part of a property to which reserves have been specifically attributed.

"Reservoir" means a porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

"Service well" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for combustion.

"Solution gas" means natural gas dissolved in crude oil.

"Stratigraphic test well" means a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Ordinarily, such wells are drilled without the intention of being completed for hydrocarbon production. They include wells for the purpose of core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic test wells are classified as (a) exploratory type" if not drilled into a proved property; or (b) "development type", if drilled into a proved property. Development type stratigraphic wells are also referred to as "evaluation wells".

"Support equipment and facilities" means equipment and facilities used in oil and gas activities, including seismic equipment, drilling equipment, construction and grading equipment, vehicles, repair shops, warehouses, supply points, camps, and division, district or field offices.

"Unproved property" means a property or part of a property to which no reserves have been specifically attributed.

"Well abandonment costs" means costs of abandoning a well and surface lease reclamation. They do not include costs of abandoning the gathering system, suspended wells, batteries, plants, or processing facilities.

2.0 DISCLOSURE OF RESERVES DATA

The Corporation has oil and gas properties in two jurisdictions: Western Canada and Ukraine, however, as of December 31st, 2010, Transeuro does not have reportable oil and gas reserves in either jurisdiction and accordingly, no statement of reserves data is being made. A discussion of the oil and gas properties will follow in Part 6.

3.0 PRICING ASSUMPTIONS

As of December 31st, 2010, Transeuro does not have reportable oil and gas reserves and therefore is not reporting associated price assumptions.

4.1 RECONCILIATION OF RESERVES BY PRODUCT TYPE

FORECAST PRICES AND COSTS

	NATURAL GAS		
FACTORS	Gross Proved (MMcf)	Gross Probable (MMcf)	Gross Proved Plus Probable
December 31, 2009	409.7	327.6	737.3
Extensions			
Improved Recovery			
Technical Revisions			
Discoveries			
Acquisitions			
Dispositions			
Economic Factors	(225.89)	(327.6)	(553.49)
Production	(183.81)		(183.81)
December 31, 2010	0	0	0

5.0 ADDITIONAL INFORMATION RELATING TO RESERVES DATA

As of December 31st, 2010, Transeuro does not have reportable oil and gas reserves in either jurisdiction it operates. A discussion of the oil and gas properties will follow in Part 6.

6.1 OIL AND GAS PROPERTIES AND WELLS

The Corporation has two oil and gas areas in which it currently conducts exploration and development activities: the Crimean Peninsula in Ukraine and at Beaver River in northern British Columbia, Canada. Both properties are located onshore, within established producing sedimentary basins and where local oil and gas infrastructure and services are available. Properties in the Ukraine are not producing. The

property at Beaver River in Canada produces natural gas but has reported a net operating loss over the past several years. A discussion as to each area and property follows:

The following table sets forth the number of wells in which the Corporation held a working interest as at December 31, 2010:

	Oil Wells				Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Beaver River Canada					3	1.5	5	2.5
Ukraine							4*	2.88
TOTAL					3	1.5	9	5.38

* Includes the well Karl 101 that is suspended for re-entry and completion in 2011

6.2 PROPERTIES WITH NO ATTRIBUTED RESERVES

	Gross Hectares	Net Hectares	Expiry
Beaver River, Canada			
PNG Lease 15661	4372	2186	Held by production
PNG Leases 61345 - 61350	9263	4632.5	14-August 2018
Ukraine			
Karlavskoye Lic. 2498	6500	4680	14-July-2014
Krasnapolianskoye Lic. 2138	1200	864	21-Nov-2012
Povorotnoye * Lic. 1946	10400	7488	1-May-2011

(*) The Corporation has signed an HoA for the farm in by Honoratus to 85% of the Corporation's interest in the Povorotnoye gas field. The net acres expressed are before farm-out as Honoratus has yet to earn on the farm-out.

At Beaver River in Canada, the corporation's petroleum and natural gas rights are held as seven separate (PNG) leases issued by the British Columbia Provincial Government. The leases total 13635 hectares (33692 acres), however as the Leases partly overlap (where older lease rights had been formerly split), the total effective geographical area held under lease at Beaver River is 9263 hectares. The central core lease at Beaver River, measuring 4372 hectares in geographic area, and holding all of the existing producing gas wells, the suspended wells slated for possible workover, and the service (water disposal) wells, has no defined expiry date owing to the existing gas production. The remaining leases at Beaver River are valid until August 2018, but may also be extended for three additional years to August 2021, before the leases must be successfully demonstrated as being capable of production. Where demonstrated capable of petroleum or gas production, PNG leases in British Columbia can be subsequently held indefinitely.

The Beaver River leases have no remaining capital or work program obligations required to maintain the petroleum and natural gas leases in good standing. All that is required is an annual lease rental of $7.50/hectare payable to the government of British Columbia.

The Ukraine licenses have work commitment obligations during the overall license period, and also annual work commitments that are agreed with the Joint Activity Partner, however these annual

commitments are not considered as obligatory as the overall license commitment and have been re-negotiated on a regular basis in the past. The following table summarizes the Corporation's investment commitments in order to keep the Ukraine licenses in good standing (in thousands):

Field		2011	2012	2013	2014
Karlavskoye	$	10,468 $	7,987 $	301 $	244
Krasnapolianskoye	$	2,096 $	62 $	- $	-
Povorotnoye	$	4,528 $	- $	- $	-

6.3 FORWARD CONTRACTS

In northern British Columbia, Canada, gas is transported via the Spectra gas pipeline. To obtain processing and transmission room in the pipeline, direct contracts may be negotiated either with Spectra or various gas aggregators who operate in Western Canada. Either firm delivery or "interruptible / as available" gas transmission service is available. Through the current operator, Transeuro enters into a new contract each November for sale of gas to an aggregator in the British Columbia gas markets, selling gas based on a formula linked to daily gas prices at a sales point on the Spectra system. As part of the annual contract, the aggregator has provided interruptible gas processing and gas transmission from Beaver River that it has arranged itself under contract with Spectra. In November of each year, Transeuro would be free to negotiate its own gas sales, processing and gas transmission contracts as the corporation deems appropriate.

At Karlavskoye in the Ukraine, the Company is waiting on the results of drilling and testing the Karl 101 well re-entry prior to signing a gas contract. There are options to connect the well. One option is to tie-in (400m) to existing pipeline upstream of the nearby gas storage facilities. Option two is to construct a 10km pipeline to connect downstream of the storage facilities.

At Krasnapolianskoye in Ukraine, the company entered into a gas sale agreement to sell all the gas produced from the Kras 5 and Kras 11 wells to a local Ukraine company "AutoGasComplect" (AGe) as of September 29, 2009 . As part of the agreement, AGC would be responsible for all the capital costs and installation of surface equipment. The point of sale would occur at the wellhead and the Company would receive an undisclosed price based on the production volumes. The Company was still responsible for all the well operating costs (excluding gas plant and surface equipment costs), royalties and taxes associated with the Kras #5 and #11 wells. Gas production was scheduled to begin in July, 2010 at an estimated average rate of 1.24 MMSCFD (35 e3m3/d). However in 2010, AGC withdrew, leaving the Kras wells with no gas sales contract. These two gas wells remain suspended.

6.4 ADDITIONAL INFORMATION ON ABANDONMENT & RECLAMATION COSTS

Under the farm in agreement with Questerre Beaver River the company is required to provide an abandonment fund equivalent to $350,000 per well or $2.8 million. At the end of 2010 the fund contained $2.65 million. Of this estimate up to gross 5 wells may be abandoned over the next 3 years, for budget of $$1.75 million to Transeuro.

In the Ukraine, the company does not carry costs for abandonment and reclamation as the wells and facilities become property of the Government after the license term expires.

6.5 TAX HORIZON

In Canada, the corporation has significant Canadian Tax Pools with which the corporation can significantly reduce or eliminate Canadian taxes payable on production income, either from its existing property at Beaver River, any new discoveries the corporation may make and most likely property acquisitions that the corporation may make. The corporation does not expect that it will be taxable in Canada for the foreseeable future.

In Ukraine, the Company's pays taxes in two ways: VAT at a rate of 20% and a Profit's Tax of 25%. As at December 31, 2010, the Company estimates its VAT tax credit to be $2,291,035 USD, which can be deducted from future VAT payments. The Company is also responsible for payment of a 25% Profit Tax. This tax is imposed on total revenue after deduction of VAT Tax. The Profit Tax does not apply until the Company's cumulative operating income exceeds the current Joint Activity Agreement (JAA) balance. The company estimates this balance currently to be $777,729 USD. The company does not have a current forecast of production cash flows in the Ukraine, and therefore the estimated beginning of taxation in the Ukraine is not known.

6.6 COSTS INCURRED

The following table summarizes the capital expenditures made by Transeuro on oil and natural gas properties for the period ended December 31, 2010

	Property Acquisition Costs			
	Proved Properties	Unproved Properties	Exploration Costs	Development Costs
	(M$)	(M$)	(M$)	(M$)
Canada	Nil	Nil	NIL	801
Ukraine	Nil	Nil	3,500	NIL

6.7 EXPLORATION AND DEVELOPMENT ACTIVITIES

The following table sets forth the number of exploratory and development wells that Transeuro completed during the period ended December 2010:

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Canada	Nil	Nil	Nil	Nil
Ukraine	Nil	Nil	Nil	Nil
Oil Wells				
Gas Wells				
Service Wells				
Dry Holes*				
Total Completed Wells*	Nil	Nil	Nil	Nil

Ukraine

Transeuro has an interest in four fields in Crimea in Ukraine through 2 JAA's with the Ukraine State Corporation, Crymgeologia, which holds the licenses for exploration and pilot production. The JAA's are held by the joint venture company Scythian that was established in 2008 pursuant to a joint venture with the Austrian Corporation, RAG. Scythian acts as a holding company to a number of Dutch and Ukraine subsidiary companies that hold title to the JAA's. The JAA's are rolling agreements, and the underlying licenses are exploration and pilot production licenses. The Karlavskoye license is valid until July 2014 and the Krasnapolianskoye license until November 2012. The Povorotnoye license expired in May 2011 and in August 2011 the Corporation signed an agreement with the government of Ukraine to renew the licence for two years in order to complete the work program agreed to in the farm-in with Honoratus. The license renewal fees have been paid and the Corporation expects to receive the new license before the end of September. Once a commercial well has been achieved the reserves report and field development plan is submitted as an application for a 20 year production license.

In 2006, the Corporation acquired a 100% interest in the Ukrainian company, Pivdenspetsbud LLC, holder of the JAA with Crymgeologia for the development of the Povorotnoye gas field and well #28 Vladislavovskoye of the Achinskoye gas and oil field as further described below.

The Corporation holds a 72% interest in the profits generated from the fields through both the JAA's (60% once investments to Povorotnoye are repaid). Income from production shall be distributed 72% to the Corporation after deduction of all royalties, operating and capital expenses and taxes. As amended by the ratification agreement, the Corporation does not have title to reserves, only profits deriving from the joint activity. Once the transaction covering the farm-in from Honoratus has closed, the Corporation will hold an 11% interest in Povorotnoye, which may revert to a 36% interest if the second well is not drilled by Honoratus by the end of the two year renewal period.

The Corporation believes that the oil and gas potential in the Crimea is substantial. The old Soviet industry discovered and appraised a large number of fields, although the productivity and flow-rates were generally poor and below the established cut-off. Many fields were therefore marked as uneconomic and were never developed. Production methods have now been developed to produce the tight reservoirs generally found in the Crimea, and the Corporation believes that substantial opportunities exist to unlock production from many of the well-defined fields. The licenses held by Crymgeologia provide for exploration and pilot production only and must be re-issued for commercial development and full production, and following this the JAA must in such case be re-negotiated.

On March 28, 2008, the Corporation entered into a joint venture with RAG to develop the Corporation's existing Ukrainian assets and received $12,922,788in contribution to costs from RAG. On October 30, 2008, the Corporation received a notice from RAG of withdrawal from the joint venture. The Corporation did not accept RAG's withdrawal and the parties referred the case to the ICC, but settled prior to the case commencing. RAG has retained a call option on 12.5% of the shares of Scythian Energy Corp. Transeuro can extinguish the call option with payment of approximately US$13,500,000 plus interest. The assets of East Crimea Energy BV, the subsidiary of the Corporation that holds title to the Povorotnoye JAA, is not subject the RAA agreement.

The license areas in Crimea are accessible year round and are all located close to public hard topped roads on flat areas. Access roads and well-sites must be built to accommodate the rig for well operations. These can be constructed at any time of year, although quality improves if the construction is performed during dry summer or winter months. All the license areas are close to export pipelines.

Karlavskoye 101

The Karlavskoye license is located in the Chernomorsky district of the Tarkhankut peninsula of West Crimea on the southern flank of the Karinitsko-North-Crimean trough and covers 16,062 acres (gross and net acreage) (65 km2). The Karlavskoye field is 10 by 3km in size and is recognised as one of the largest prospect structures in Crimea with potential reservoirs at multiple depths from the Paleocene at 1,000m, down to the Lower Cretaceous Albion A-21 formation at 5,000m. The Upper Cretaceous Cenomanian zone is low porosity carbonates forming the main reservoirs. The Lower Cretaceous reservoirs are clastic. 18 wells have been drilled during the 60's, 70's and 80's, including 9 shallow wells into the Paleocene reservoir at around 1,000m. 9 deep wells have all produced gas and condensate to surface from many locations, suggesting over 5 prospective zones from 2,500 – 5,000m. The Corporation acquired 70km of new seismic over the field in 4 lines to add to over 40 old seismic lines acquired in the 70's. The interpretation has identified additional exploration leads around the main field structure.

Initial drilling of the Karl-101 commenced in 2007 but was suspended in 2008. Operations resumed at the end of 2010 and drilling and testing were completed in May 2011. The well was side-tracked and drilled to 3,506m and 3 tests were performed with the following summary results:

- Test 1: C16, C15, stabilized flow of 0.5 MMcf/d (with condensate, combined rate 108 boe/d)
- Test 2: C14 stabilized flow rate 0.1 MMcf/d (traces of condensate, combined rate 17 boe/d)

- Test 3+4: C12, C13 recovered drilling mud and low gas flows (6 boe/d) after 5 days flowing with some indication of black oil.

The Corporation is planning to re-enter the well in October 2011 to install completion equipment and then to perform up to 5 hydraulic fracturing operations with the objective of achieving commercial production from each of the 5 reservoir intervals. Following a successful test the Corporation intends to produce the well into the adjacent export pipeline to determine long term production performance. If successful, then a field development is envisaged including around 10 vertical wells to produce for 5-8 years and sidetrack drilling of infill wells to produce for a further 5 years. The second well, Karl-102 is planned to drill down to 5,000m to appraise the deeper lower Cretaceous reservoirs in A-18 and A-21.

Krasnapolianskoye 5 and Krasnapolianskoye 11

The Krasnapolianskoye license is located in the Chernomorsky district of the Tarkhankut peninsula of West Crimea on the southern flank of the Karinitsko-North-Crimean trough and covers 2,965 acres (gross and net) (12 km^2), and is 5 x 1.5km in size with the gas bearing reservoir at a depth of 1,000m in the upper Paleocene formation, a low porosity fractured carbonate. The wells are low pressure producers that have tested low rates of gas production. There are currently no plans to produce the wells and they have been suspended. The development plan for Kras is to produce the wells into a compression plant to deliver Compressed Natural Gas (CNG) to the local market for use in cars, trucks, busses etc.

Povorotnoye

The Povorotnoye license in Eastern Crimea covers 26,000 acres (gross and net acres) (105 km^2). The Povorotnoye field is 8.5 by 2.5 km in size with the gas bearing horizons believed to be located at a depth of approximately 3,800 metres. The field is delineated by 2D seismic and by seven appraisal wells drilled in the late 1980's that confirmed gas in the Maykop M3 and M4 reservoir intervals. Two wells produced commercial gas rates to surface, however all the wells were abandoned and the field was not put in to production. Drill planning was completed by the Corporation and operations to prepare the drilling unit commenced in 2008, but were suspended when RAG withdrew from the joint venture. The deep well is planned to test the Maykop III and IV intervals previously appraised in the 1970s and 1980s.

The Corporation completed a shallow commitment well (Vlad 28) on the Vladislavovoskoye field as required by the terms of the purchase of Pivdenspetspud. The well has produced at 10-15 boe/d but has been shut in while the Povorotnoye license renewal was ongoing.

The Corporation has recently arranged for a farm-in to the Povorotnoye field and now expects to spud a well, Pov-104 around the end of 2011, subject to receiving a renewal of the license with Crymgeologia, expected in September. The farm-in involves the transfer of an 85% interest in the holding company 'East Crimea BV', in return for a commitment to drill one well to 4000m, starting before the end of 2011 and if a commercial test rate is achieved, to put the well into production. Then a second well, Pov-105 is to be drilled before the end of the renewed license period or otherwise the earned interest in East Crimea BV will revert to 50/50%.

The Pov-104 well is targeting the Maykop III and the Maykop IV reservoirs which are anticipated at a depth of 3,900m. Two adjacent old wells #1 and #2 drilled on the Povorotnoye field reported gas test rates of 5 MMcf/d and 17 MMcf/d, respectively. These wells are located some 500m on either side of

the planned Pov-104 well location. The field is located within 3km of the main gas line in Eastern Crimea which was completed in early 2002. Licensing of the land to build a gas processing plant has commenced. Following a successful test the parties intend to produce the well into the adjacent export pipeline to determine long term production performance. If successful, then a field development is envisaged including approximately 6 vertical wells to produce for 5-8 years.

Vladislavovskoye

The Vlad 28 well has been shut in throughout 2008 while the license has been renewed and new paperwork issued by the government. When the License is re-issued Production is expected to resume during 2011 and a work-over planned in order to commence production from one additional zone.

British Columbia, Canada

The Beaver River Property is a natural gas field located on 35 sections (approximately 22,889 acres) of land 150 km northwest of Fort Nelson in northern British Columbia. The Conventional deeper Nahanni reservoir was discovered by Amoco Canada ("Amoco") in 1961, with commercial production starting in 1971. The Beaver River Field is tied into the West Coast Gas Transmission Pipeline and has been historically estimated to contain 1.5 Tcf to 3.0 Tcf of original gas in place in the deeper Nahanni formation with a recovery factor of approximately 10%. The Corporation is aiming to increase the recovery factor by targeting areas of bypassed gas and, if successful, it is possible that 10% or more of the gas in place could be produced, for another 180 Bcf of gas over a period of 10 to 20 years. Even then a large quantity of gas initially in place will remain to be produced in future years when gas prices are high enough to make continued operations economically viable.

The Nahanni is overlaid with a thick section of Devonian age shale that contains 3 prospective gas columns, in the Mattson, Besa River and Golata/Muskwa formations. The Corporation is producing from all 3 gross intervals and is investigating different techniques in vertical and deviated wells, targeting specific 'brittle' zones and different fracturing techniques to achieve commercial gas flow rates.

In May 2005, Transeuro entered into a farm in agreement with Questerre to acquire a 50% interest in the entire Bear River field and to investigate the shallower zones where gas shows and some historical production had occurred, as well as to continue investigations into the compartmentalisation of the Nahanni reservoirs. Re-entry and perforating of the shallower intervals in three old wells, A2, A6 and B2 were completed at the end of 2005 by the Corporation. Subsequent to this statement, in May 2011, the Corporation completed the acquisition of the remaining 50% interest in the Beaver River field. The Corporation issued 40,000,000 common shares to Questerre as consideration for the acquisition and as settlement of outstanding operating debts of approximately $5,800,000. Transeuro is now the 100% owner of all 35 sections at Beaver River.

The high line pressure constrained the production rate from all the wells and compression will be added to reduce the flowing pressures, to increase the production from all 3 producing wells and to investigate the support that may be provided by the surrounding shales.

The Corporation anticipates a rolling program of work to continue the appraisal and production of all 4 target horizons, the conventional Nahanni (for bypassed gas), and the non-conventional shale gas reservoirs. The program for 2012 is being prepared and may include a re-entry into 6 wells.

The wells at Beaver River are available to be worked on throughout the year, although road access to the field is only possible from Jan-April by winter ice road and from June to September by barge. When road access is not available all equipment and personnel must be flown in and a large airstrip is maintained at the field site. Movement within the field is generally possible throughout the year, although the roads become difficult to transit during spring and autumn when mud impedes access.

6.8 PRODUCTION ESTIMATES

The corporation is not reporting reserves as of December 31, 2010 and accordingly has no independent estimate of the forecast future net revenue it expected from proved plus probable reserves. There is no production currently in Ukraine. At Beaver River in Canada, efforts are underway to resurrect production rates from the existing 3 producing wells and reduce field operating costs to demonstrate the field is economic to produce. It is anticipated that approximately $1,000,000 in field operating losses may be required in 2010 before economic production at Beaver River can be satisfactorily re-established.

6.9 PRODUCTION HISTORY

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Transeuro Energy Corp for each quarter of its most recently completed financial period:

	2010			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Average Production MMcf	35.01	42.82	71.85	34.13
L&M Oil (bbl/d)				
Natural Gas (Mcf/d)	393	471	781	371
NGL's (bbl/d)				
Selling Prices $	174526	159023	235143	114698
L&M Oil ($/bbl)				
Natural Gas ($/Mcf)	4.98	3.71	3.27	3.36
NGL's ($/bbl)				
Royalties $	19397	14033	31765	(42745)
L&M Oil ($/bbl)				
Natural Gas ($/Mcf)	0.55	0.33	0.44	(1.25)
NGL's ($/bbl)				
Production Costs $	304665	347461	551772	264960
L&M Oil ($/bbl)				
Natural Gas ($/Mcf)	8.70	8.11	7.68	7.76
NGL's ($/bbl)				
Netbacks $	(149536)	(202470)	(348394)	(107518)
L&M Oil ($/bbl)				
Natural Gas ($/Mcf)	(4.27)	(4.73)	(4.85)	(3.15)
NGL's ($/bbl)				

Production Volume by Field:

The following table discloses for each important field and in total, Transeuro Energy Corp's production volume for the period ended December 31, 2010 for each product type:

	L&M Oil	Natural Gas	NGL's		
	bbl/d	Mcf/d	bbl/d	boe/d	%
Beaver River Canada	-	504	-	84	100
Total	-	504	-	84	